CUSIP NO. 14888D109	13D	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Catalyst Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

14888D109

(CUSIP Number)

Travis Boettner

Morgenthaler Management Corporation

3200 Alpine Road, Portola Valley, CA 94028

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D109	13D	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgenthaler Management Partners VIII, LLC (“MMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by Morgenthaler Partners VIII, L.P. (“MP VIII”). MMP VIII, the general partner of MP VIII, may be deemed to have sole power to vote these shares, and Ralph E. Christoffersen (“Christoffersen”), Robert C. Bellas, Jr. (“Bellas”), John Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Gary R. Little (“Little”), the members of MMP VIII, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by MP VIII. MMP VIII, the general partner of MP VIII, may be deemed to have sole power to dispose of these shares, and Christoffersen, Bellas, Lutsi, Morgenthaler, Pavey and Little, the members of MMP VIII, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 14888D109	13D	Page 3 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgenthaler Partners VIII, L.P. (“MP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,243 shares issuable upon the exercise of warrants, except that Morgenthaler Management Partners VIII, LLC (“MMP VIII”), the general partner of MP VIII, may be deemed to have sole power to vote these shares, and Ralph E. Christoffersen (“Christoffersen”), Robert C. Bellas, Jr. (“Bellas”), John Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Gary R. Little (“Little”), the members of MMP VIII, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,243 shares, except that MMP VIII, the general partner of MP VIII, may be deemed to have sole power to dispose of these shares, and Christoffersen, Bellas, Lutsi, Morgenthaler, Pavey and Little, the members of MMP VIII, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 14888D109	13D	Page 4 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by Morgenthaler Partners VIII, L.P. (“MP VIII”). Morgenthaler Management Partners VIII, LLC (“MMP VIII”) is the general partner of MP VIII, and Bellas, a member of MMP VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by MP VIII. MMP VIII is the general partner of MP VIII, and Bellas, a member of MMP VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14888D109	13D	Page 5 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ralph E. Christoffersen (“Christoffersen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by Morgenthaler Partners VIII, L.P. (“MP VIII”). Morgenthaler Management Partners VIII, LLC (“MMP VIII”) is the general partner of MP VIII, and Christoffersen, a member of MMP VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by MP VIII. MMP VIII is the general partner of MP VIII, and Christoffersen, a member of MMP VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14888D109	13D	Page 6 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Lutsi (“Lutsi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by Morgenthaler Partners VIII, L.P. (“MP VIII”). Morgenthaler Management Partners VIII, LLC (“MMP VIII”) is the general partner of MP VIII, and Lutsi, a member of MMP VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by MP VIII. MMP VIII is the general partner of MP VIII, and Lutsi, a member of MMP VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14888D109	13D	Page 7 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by Morgenthaler Partners VIII, L.P. (“MP VIII”). Morgenthaler Management Partners VIII, LLC (“MMP VIII”) is the general partner of MP VIII, and Morgenthaler, a member of MMP VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by MP VIII. MMP VIII is the general partner of MP VIII, and Morgenthaler, a member of MMP VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14888D109	13D	Page 8 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by Morgenthaler Partners VIII, L.P. (“MP VIII”). Morgenthaler Management Partners VIII, LLC (“MMP VIII”) is the general partner of MP VIII, and Pavey, a member of MMP VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by MP VIII. MMP VIII is the general partner of MP VIII, and Pavey, a member of MMP VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14888D109	13D	Page 9 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by Morgenthaler Partners VIII, L.P. (“MP VIII”). Morgenthaler Management Partners VIII, LLC (“MMP VIII”) is the general partner of MP VIII, and Little, a member of MMP VIII, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,243 shares issuable upon the exercise of warrants, all of which are directly owned by MP VIII. MMP VIII is the general partner of MP VIII, and Little, a member of MMP VIII, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14888D109	13D	Page 10 of 13

Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D, dated August 20, 2015 (the “Schedule 13D”) and relates to the beneficial ownership of the Common Stock of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meetings ascribed to them in the Schedule 13D.

This is the final amendment to the Schedule 13D, and an exit filing for the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

The number of shares listed in Row 11 for each Reporting Person reflects the 1,243 shares of Common Stock of the Issuer issuable upon the exercise of the warrants held by the Reporting Persons after reverse stock split effected by the Company on February 10, 2017, pursuant to which each 15 pre-split shares of Common Stock were automatically combined into one new share of Common Stock.

The percentage listed in Row 13 for each Reporting Person was calculated based upon (i) 4,310,561 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarter ending on October 31, 2017 and (ii) 1,243 shares of Common Stock of the Issuer issuable upon the exercise of the warrants held by the Reporting Persons.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s Common Stock on May 18, 2017.

CUSIP NO. 14888D109	13D	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2018

MORGENTHALER MANAGEMENT PARTNERS VIII, LLC

By:	/s/ Travis Boettner
Travis Boettner
Vice President of Finance and Chief Compliance Officer

MORGENTHALER PARTNERS VIII, L.P.

By: Morgenthaler Management Partners VIII, LLC
Its: General Partner

By:	/s/ Travis Boettner
Travis Boettner
Vice President of Finance and Chief Compliance Officer

/s/ Ralph E. Christoffersen
Ralph E. Christoffersen

/s/ Robert C. Bellas, Jr.
Robert C. Bellas, Jr.

/s/ John Lutsi
John Lutsi

/s/ Gary Morgenthaler
Gary Morgenthaler

/s/ Robert Pavey
Robert Pavey

/s/ Gary Little
Gary Little

CUSIP NO. 14888D109	13D	Page 12 of 13

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

CUSIP NO. 14888D109	13D	Page 13 of 13

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Catalyst Biosciences, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.